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                             July 13, 2022

       Xiangdong Wen
       Principal Executive Officer
       MMTec, Inc.
       AF, 16/F, Block B, Jiacheng Plaza,
       18 Xiaguangli, Chaoyang District, Beijing, 100027

                                                        Re: MMTec, Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed June 29, 2022
                                                            File No. 333-265898

       Dear Mr. Wen:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3 filed June 29, 2022

       General

   1. We note that you exclude Hong Kong and Macau from your definition of "PRC" or
                                                        "China" in your annual
report for the fiscal year ended December 31, 2021, which is incorporated by
reference into this prospectus. Please clarify that all the legal and operational risks
associated with having operations in the PRC also apply to operations in
                                                        Hong Kong and Macau.
       Cover Page

   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations
 Xiangdong Wen
MMTec, Inc.
July 13, 2022
Page 2
         and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please disclose on the cover page whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company. Additionally, your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

3. Revise your disclosure to provide a summary of risk factors within your prospectus summary. Disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in China poses to investors. In
particular, describe
         the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. In the prospectus summary, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities
       Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
       other governmental agency that is required to approve the subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or
FirstName LastNameXiangdong Wen
       maintain such permissions or approvals, (ii) inadvertently conclude that such permissions
Comapany    NameMMTec,
       or approvals  are notInc.
                             required, or (iii) applicable laws, regulations,
or interpretations
July 13,change  and you
         2022 Page   2 are required to obtain such permissions or approvals in
the future.
FirstName LastName
 Xiangdong Wen
FirstName  LastNameXiangdong Wen
MMTec, Inc.
Comapany
July       NameMMTec, Inc.
     13, 2022
July 13,
Page  3 2022 Page 3
FirstName LastName
5. Provide a clear description in your prospectus summary of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under agreements with your subsidiaries. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that any subsidiaries have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under the agreements.
6. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
Risk Factors, page 2

7.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Xiangdong Wen
FirstName  LastNameXiangdong Wen
MMTec, Inc.
Comapany
July       NameMMTec, Inc.
     13, 2022
July 13,
Page  4 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Ralph Martino